CINCINNATI
FINANCIAL CORPORATION

The Cincinnati Insurance Company ▪ The Cincinnati Indemnity Company
The Cincinnati Casualty Company ▪ The Cincinnati Specialty Underwriters Insurance Company
The Cincinnati Life Insurance Company ▪ CFC Investment Company ▪ CSU Producers Resources Inc.

Thomas C. Hogan, Esq.
Chief Legal Officer,
Executive Vice President & Corporate Secretary

Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, OH 45014

April 29, 2026

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Cincinnati Financial Corporation
Acceleration Request
Registration Statement on Form S-3
Filed April 22, 2026
File No. 333-295237

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cincinnati Financial Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 2:00 PM, Eastern time, on May 11, 2026, or as soon thereafter as is practicable.

Please contact Amy Shepherd of Baker & Hostetler LLP at (614) 462-4712 or ashepherd@bakerlaw.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

Cincinnati Financial Corporation

By: /S/ Thomas C. Hogan
Thomas C. Hogan, Esq.
Executive Vice President, Chief Legal Officer
and Corporate Secretary

TCH/bws

cc: Aisha Adegbuyi, Esq. – SEC
Amy Shepherd Esq. – Baker & Hostetler LLP

Mailing Address: P.O. Box 145620 • Cincinnati, Ohio 45250-5620 ▪ **Headquarters:** 6200 S. Gilmore Road • Fairfield, Ohio 45014-5141
thomas_hogan@cinfin.com ▪ 513-603-5786 Office